Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

AA US ANNOUNCEMENT – SOCIAL MESSAGES

February 14, 2013

Twitter responses (reactive):

Thanks for your support! We look forward to a bright future as the #newAmerican bit.ly/ARRIVING

Thanks for your [feedback/support/questions]. See bit.ly/ARRIVING for answers to these questions.

@username you can visit bit.ly/ARRIVING for more information on today’s announcement.

We may not have all the answers today, but will do our best to update as we know more. Check here for updates: bit.ly/ARRIVING

We don’t have all details yet. bit.ly/ARRIVING has more info, and will be updated as we know more.

Your AAdvantage miles are secure. More info is at bit.ly/ARRIVING

Earning and redeeming @AAdvantage miles will continue with the #newAmerican. Answers to your questions and more at bit.ly/ARRIVING

Your travel plans are not impacted. It’s business as usual for both AA & US. Enjoy your trip! bit.ly/ARRIVING

You can continue booking your travel as usual at AA.com. Learn more at bit.ly/ARRIVING

Your miles are safe. You will have even more opportunities to earn & burn with the #newamerican enhanced global network. bit.ly/ARRIVING

Proactive Communications to be issued

Message	Assets

Facebook, Google+ & LinkedIn:

We are proud to announce American & US Airways are coming together to create the new American Airlines. The combined network will offer more than 6,700 daily flights to 336 destinations in 56 countries around the world under the iconic American Airlines brand.

For more information, visit www.aa.com/arriving

URL: aa.com/arriving (bit.ly/ARRIVING) Asset: Tail fins image.

Twitter: We are proud to announce @AmericanAir & @USAirways are coming together to create the #newAmerican bit.ly/ARRIVING	Also change facebook profile picture to tail fins image.

Facebook:

Existing reservations and travel plans will not be impacted by today’s news. It’s business as usual for both AA and US. Continue to book and track flights at aa.com and usairways.com.

For more information, visit www.aa.com/arriving

Twitter:

Existing reservations and travel plans will not be impacted by today’s news. It’s business as usual for both AA & US bit.ly/ARRIVING

URL: aa.com/arriving (bit.ly/ARRIVING) Asset: Video Infographic

Facebook, Google+ & LinkedIn:

The new airline will keep the iconic American Airlines brand and will have a worldwide network reaching 336 destinations in 56 countries. With a fleet of more than 600 aircraft, the new American will be a member of an enhanced oneworld alliance. [logo]

For more information, visit www.aa.com/arriving

Twitter:

Flying to 336 cities across the world, #newAmerican will be a member of enhanced @oneworld bit.ly/ARRIVING

URL: aa.com/arriving (bit.ly/ARRIVING) Asset: Video Infographic

Facebook, Google+ & LinkedIn:

As an AAdvantage member, your miles are secure. Over time, we will offer new opportunities to earn and redeem miles on the enhanced network.

For more information, visit www.aa.com/arriving

Twitter:

Earning and redeeming @AAdvantage miles will continue with the #newAmerican. More questions? bit.ly/ARRIVING

URL: aa.com/arriving (bit.ly/ARRIVING) Asset: AAdvantage card

PERIOD OF REACTIVE RESPONSE USING ASSETS - DETERMINE TRENDS OF QUESTIONS - DETERMINE TONE OF CONVERSATION - DETERMINE SOURCE OF DISCUSSION

Facebook, Google+ & LinkedIn:

American Airlines & US Airways come together to celebrate our proud history, and look forward to a bright future. The new American will offer a global network to connect our customers with sights, sounds, cultures and experiences around the world.

For more information, visit www.aa.com/arriving

Twitter

Today we celebrate our history, while looking forward to a bright future. bit.ly/ARRIVING

YouTube

American Airlines & US Airways come together to celebrate our proud history, and look forward to a bright future. The new American will offer a global network to connect our customers with sights, sounds, cultures and experiences around the world. [link]

URL: aa.com/arriving (bit.ly/ARRIVING) Asset: History of firsts video

Facebook, Google+ & LinkedIn:

As we start down the path to create our new company, we are committed to keeping you informed of our progress. We may not have answers to all of your questions today, but we will do our best to update you.

For more information, visit www.aa.com/arriving

Twitter:

Thanks for your support & feedback. We’re here to answer questions as we move forward. See bit.ly/ARRIVING for updated info.

URL: aa.com/arriving (bit.lyAAUS or bit.ly/ARRIVING) Asset: Image from previous day

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER

RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

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